SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 5, 2002

Telia AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON NOVEMBER 5, 2002.

Press release

2002-11-05
Report from the Extraordinary General Meeting in Telia

At Monday’s extraordinary general meeting in Telia it was resolved to authorize the board of directors to resolve the issues of shares and debentures with attached warrants to subscribe for new shares, necessary for the completion of the exchange offer directed to Sonera’s shareholders and warrant holders.

The shareholders’ meeting also resolved that Telia shall change its company name to TeliaSonera AB. Furthermore, it was resolved to appoint Tapio Hintikka, Lars-Eric Petersson, Carl Bennet, Ingvar Carlsson, Eva Liljeblom, Caroline Sundewall, Roger Talermo, Tom von Weymarn and Anders Igel as ordinary board members and that the company’s nomination committee is to be composed of the chairman of the board and the deputy chairman of the board. These resolutions shall apply subject to, and as from the time when Telia has taken possession of shares in Sonera acquired as a result of the offer. During the shareholder’s meeting the Swedish state, which holds 70,6 % of the shares in Telia, requested the nomination committee to, among other things, nominate a non-executive independent director to replace Anders Igel at the forthcoming annual shareholders meeting.

Finally it was resolved to reduce Telia’s share premium reserve by an amount corresponding to the amount being received by Telia as share capital and share premium reserve through the non-cash issue in connection with the offer. Also this resolution is conditional upon the completion of the merger with Sonera.

Forward-Looking Statements

This press release contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.